Exhibit 2

FOR IMMEDIATE RELEASE	8 NOVEMBER 2013

WPP PLC (“WPP”)

WPP acquires Bottle Rocket in the United States

WPP announces that it has agreed to acquire Bottle Rocket, a full-service mobile solution provider in the US. The agency will work horizontally with other operating companies across WPP.

Bottle Rocket creates the highest quality iPhone, iPad and Android apps for leading brands. The company’s apps have won numerous industry accolades including multiple Apple Hall of Fame awards and frequently appear at the top of their categories in the App Store.

Founded in 2008, Bottle Rocket’s unaudited revenue for the previous twelve months ended September 2013 was US $17 million. Clients include NPR, Scripps Networks, ABC News, National Geographic and NBC Universal. Based in Dallas, Texas, the company employs approximately 170 people.

This investment continues WPP’s strategy of strengthening the Group’s capabilities in digital media and in mobile advertising. In August WPP Digital, the digital investment arm of WPP, acquired a minority interest in Mutual Mobile, Inc., an Austin-based mobile product development agency. WPP’s digital revenues were well over US $5 billion in 2012 and represented 33% of total Group revenues of US $16.5 billion. The Group is targeting at least 40-45% of revenues to come from each of fast-growth markets and new media over the next five years.

Contact:

Feona McEwan, WPP	+ 44(0) 207 408 2204
Kevin McCormack, WPP	+1 (212) 632 2239